As filed with the Securities and Exchange Commission on November 9, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Amedisys, Inc.

(Exact name of registrant as specified in its charter)

Delaware	11-3131700
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11100 Mead Road, Suite 300	William F. Borne
Baton Rouge, Louisiana 70816	11100 Mead Road, Suite 300
(225) 292-2031	Baton Rouge, Louisiana 70816
(225) 292-2031
(Address, including zip code, and telephone number,	(Name, address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)	including area code, of agent for service)

With a Copy to:

Anthony J. Correro, III

Correro Fishman Haygood
Phelps Walmsley & Casteix, L.L.P.
201 St. Charles Ave., 46th Floor
New Orleans, Louisiana 70170-4600
(504) 586-5252

    Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☑
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of Securities to be	Amount to be	Offering Price	Aggregate	Registration
Registered	Registered	Per Share	Offering Price	Fee

Common Stock, par value $.001 per share	50,000(1)(2)	$35.21(3)	$1,760,500(3)	$223.06

(1)	Upon a stock split, stock dividend or similar transaction in the future and during the effectiveness of this Registration Statement involving the registrant’s common stock, the total number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933.
(2)	The shares of the registrant’s common stock to be registered hereunder are issuable upon the exercise of a warrant. In addition to the shares set forth in the table above, the amount to be registered includes an indeterminate number of additional shares which may become issuable by virtue of the application of anti-dilution provisions of the warrant.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices per share of the registrant’s common stock on The Nasdaq National Market on November 8, 2004.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

    Pursuant to Rule 429 under the Securities Act, the prospectus contained in this registration statement also relates to the registrant’s effective registration statement on Form S-3, Registration No. 333-97625, covering 294,720 shares. As provided by Rule 429(b), this registration statement, upon effectiveness, shall be deemed a post-effective amendment to the earlier registration statement, which shall be considered amended to cover only 173,167 of those shares, and to deregister the remaining 121,553 shares.

The information in this Prospectus is not complete and may be changed. The selling shareholders identified in this Prospectus may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED NOVEMBER 9, 2004

PROSPECTUS

Amedisys, Inc.

11100 Mead Road, Suite 300
Baton Rouge, Louisiana 70816
(225) 292-2031

223,167 Shares of Common Stock

Offered by the Selling Shareholders Named Herein

        This prospectus covers up to:

•	50,000 shares of our common stock, par value $.001 per share, issuable upon the exercise of a common stock warrant;

•	173,167 shares of our common stock that were issued upon the exercise of common stock warrants, or upon the conversion of shares of our preferred stock that were subject to warrants.

      The prospectus also covers any shares we may have to issue under the terms of the warrant to avoid dilution of the warrant.

      The warrantholder who will acquire the shares from us upon exercise of its common stock warrant and the shareholders who have already acquired shares by exercising their warrants may use this prospectus to resell those shares. We refer to those persons in this prospectus as “selling shareholders.”

      The selling shareholders will receive all of the net proceeds from the sale of shares of common stock under this prospectus, but we will receive any amounts due to us upon exercise of the warrant. We will pay all the expenses of registration in connection with this offering, but the selling shareholders will pay all selling and other expenses.

      Our common stock is listed on The Nasdaq National Market under the symbol “AMED.” On November 8, 2004, the last reported sales price of our common stock on The Nasdaq National Market was $35.45 per share.

       Investing in our securities involves certain risks. See “Risk Factors” beginning on page 4 of this prospectus for information that you should consider before purchasing these shares.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2004.

      You should rely only on the information that is contained in this prospectus or is incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus or any prospectus supplement. The selling shareholders are offering shares of our common stock and seeking offers to buy such securities only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement we filed with the SEC. It is a type of registration statement that is commonly called a “shelf registration” because it permits securities to be offered on a delayed or continuing basis. The selling shareholders can resell the common stock covered by this prospectus at various times determined by each of them as more fully explained in this prospectus. We call these transactions by the selling shareholders resales, because the common stock they may sell under this prospectus was or will be first sold by us to them. We will not receive any proceeds from any of these resales. This prospectus omits some of the information contained in the registration statement, and reference is made to the registration statement for further information about us and the common stock being offered by the selling shareholders. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC is not necessarily complete, and in each case reference is made to the copy of the document filed. You should read both this prospectus and the additional information described under the headings “Where You Can Find More Information” and “Incorporation By Reference.”

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THE OFFERING

Securities Offered by the Selling Shareholders	Up to 223,167 shares of our common stock. Up to 50,000 of the shares are issuable by us upon the exercise of a warrant to purchase our common stock. Up to an additional 173,167 shares are currently outstanding.

The number of shares covered by this prospectus is subject to adjustment to avoid dilution of the warrant.

The selling shareholders may use this prospectus to resell the shares of our common stock that they have acquired from us or will acquire from us upon exercise of their warrants.

Use of Proceeds	We will not receive any proceeds from sales by the selling shareholders of the shares covered by this prospectus, but we will receive any amounts due to us upon exercise of the warrant.

Our Nasdaq National Market Symbol	AMED

Risk Factors	Before investing in our common stock by purchasing shares from a selling shareholder, you should carefully read and consider the information in “Risk Factors” beginning on page 4 of this prospectus and all other information appearing elsewhere and incorporated by reference in this prospectus and any accompanying prospectus supplement.

OUR BUSINESS

      The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference. References in this prospectus to “our company,” “we,” “our,” and “us” refer to Amedisys, Inc. and its subsidiaries.

      We are a Delaware corporation providing home health care nursing services in the southern and southeastern United States. At July 31, 2004, we operated 94 home care nursing offices and our corporate office is located in Baton Rouge, Louisiana. We provide a wide variety of home health care related services, including the following:

•	general skilled nursing care provided by registered nurses and licensed practical nurses who assess the appropriateness of home health care and instruct the patient and family regarding necessary treatments;

•	specialty services such as wound care, skilled monitoring, assessments and patient education;

•	technical procedures such as medication administration and surgical dressing replacement;

•	physical and occupational therapy to strengthen muscles, restore range of motion and help patients perform daily activities;

•	speech therapy to restore communication and oral skills; and

•	counseling and assistance services to help families address the problems associated with acute and chronic illnesses.

      In 1999, we introduced disease management programs for wound care, cardiovascular disease, and diabetes. In 2000, we introduced other disease management programs, such as pulmonary/respiratory care, pneumonia, and cancer. Our disease management programs coordinate care with other medical professionals involved in treating the patient and include frequent patient monitoring along with patient and family education and empowerment.

      All of our licensed, certified agencies are either accredited by the Joint Commission on Accreditation of Health Care Organizations or are in the accreditation application process, with the exception of five agencies which are accredited by the Community Health Accreditation Program.

      We use an internally developed software system to manage and integrate a number of financial and operating functions into a single entry system. In 1998, we sold our software system to an affiliate of CareSouth Home Health Services, Inc. (“CareSouth”) and since October 2001, we have been using the software pursuant to a licensing agreement which expired in May 2004. The agreement contains a bargain purchase option which we exercised upon expiration of the agreement. We have enhanced the software extensively, particularly with respect to clinical management, and have supplemented it with other externally sourced software.

      Revenues generated from our home health care services are paid primarily by Medicare but also by Medicaid, private insurance carriers, managed care organizations, individuals and other local health insurance programs. Medicare is a federally funded program available to persons with certain disabilities and persons aged 65 or older. Medicaid, a program jointly funded by federal, state, and local governmental health care programs, is designed to pay for certain health care and medical services provided to low income individuals without regard to age. We have several contracts for negotiated fees with insurers and managed care organizations. We submit all Medicare home health claims to a single fiscal intermediary for the federal government.

      Traditionally, the home health care industry has been highly fragmented, primarily comprised of smaller local home health agencies offering limited services. These local providers often do not have the necessary capital to expand their operations or services and are often not able to achieve the efficiencies needed to compete effectively. Since implementation of the Balanced Budget Act of 1997 and other legislation, the home health care industry experienced major consolidation for the first time in its history, with industry reports suggesting a reduction from approximately 11,000 agencies in 1997 to approximately 7,000 in 2002.

      In August 2003, we acquired for $8,000,000 two home health care agencies in southwest Louisiana. On March 3, 2004, we announced a definitive agreement to acquire eleven home care agencies, together with two associated hospice operations, from Tenet Healthcare Corporation (“Tenet”). We purchased these entities for approximately $19.1 million in cash. We expect these entities to contribute approximately $26.7 million in annualized revenue. They operate in our target markets of Texas, Louisiana, Mississippi, Tennessee, Alabama, Georgia, and Florida. We closed the acquisition in three stages, with the first four agencies acquired on March 1, 2004, the second five acquired on April 1, 2004, and the final group of three acquired on May 1, 2004. The parties agreed to exclude one agency from the acquisition.

      On April 28, 2004, we entered into a four-year credit agreement with General Electric Capital Corporation pursuant to which we will obtain a senior secured revolving credit facility in the amount of $15.0 million, which can be increased in $5.0 million increments to $25.0 million (our “Senior Credit Facility”). We plan to use this facility for general corporate purposes and acquisitions. Funding will become available upon our repayment of a $2.5 million note.

RISK FACTORS

      Investing in our common stock involves a degree of risk. You should consider carefully the following risks, as well as other information in this prospectus and the incorporated documents before investing in our common stock.

Risks Related to Our Industry

Our profitability depends principally on the level of government-mandated payment rates. Reductions in rates or rate increases that do not cover cost increases may adversely affect our business.

      We generally receive fixed payments from Medicare for our services based on the level of care that we provide patients. Consequently, our profitability largely depends upon our ability to manage the cost of providing services. Although Medicare currently provides for an annual adjustment of the various payment rates based on the increase or decrease of the medical care expenditure category of the Consumer Price Index, these Medicare payment rate increases may be less than actual inflation or could be eliminated or reduced in any given year. Alternatively, if our cost of providing services, which consists primarily of labor costs, increases more than the annual Medicare price adjustment, our profitability could be impacted negatively.

If any of our agencies fails to comply with the conditions of participation in the Medicare program, that agency could be terminated from the Medicare program, which would adversely affect our net patient service revenue and profitability.

      Each of our home care agencies must comply with the extensive conditions of participation in the Medicare program. If any of our agencies fails to meet any of the Medicare conditions of participation, that agency may receive a notice of deficiency from the applicable state surveyor. If that agency then fails to institute a plan of correction to correct the deficiency within the correction period provided by the state surveyor, that agency could be terminated from the Medicare program. Any termination of one or more of our home care agencies from the Medicare program for failure to satisfy the program’s conditions of participation could affect adversely our net service revenue and profitability.

We are subject to extensive government regulation. Any changes to the laws and regulations governing our business, or the interpretation and enforcement of those laws or regulations, could cause us to modify our operations and could negatively impact our operating results.

      Our industry is regulated extensively by the federal government and the states in which we operate. The laws and regulations governing our operations, along with the terms of participation in various government programs, regulate how we do business, the services we offer, and our interactions with patients and the public. These laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or regulations could reduce our profitability by:

•	increasing our liability;

•	increasing our administrative and other costs;

•	increasing or decreasing mandated services;

•	forcing us to restructure our relationships with referral sources and providers; or

•	requiring us to implement additional or different programs and systems.

      For example, Congress enacted the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) which mandates that provider organizations enhance privacy protections for patient health information. This requires companies like us to add new administrative, information, and security systems to prevent inappropriate release of protected health information. Compliance with this law has added, and will continue to add, costs that affect our profitability.

      In addition, we are subject to various routine and non-routine governmental reviews, audits, and investigations. Violation of the laws governing our operations, or changes in interpretations of those laws, could result in the imposition of fines, civil or criminal penalties, the termination of our rights to participate in federal and state-sponsored programs, and the suspension or revocation of our licenses. If we become subject to material fines or if other sanctions or other corrective actions are imposed on us, we might suffer a substantial reduction in profitability.

If we are unable to maintain relationships with existing patient referral sources or to establish new referral sources, our growth and profitability could be affected adversely.

      Our success depends significantly on referrals from physicians, hospitals, and other patient referral sources in the communities that our home care agencies serve, as well as on our ability to maintain good relationships with these referral sources. Our referral sources are not contractually obligated to refer home care patients to us and may refer their patients to other home care providers. Our growth and profitability depend on our ability to establish and maintain close working relationships with these patient referral sources and to increase awareness and acceptance of the home care benefit by our referral sources and their patients. We cannot assure you that we will be able to maintain our existing referral source relationships or that we will be able to develop and maintain new relationships in existing or new markets. Our loss of, or failure to maintain, existing relationships or our failure to develop new relationships could affect adversely our ability to expand our operations and operate profitably.

We may be subject to substantial malpractice or other similar claims.

      The services we offer involve an inherent risk of professional liability and related substantial damage awards. On any given day, we have several hundred nurses and other direct care personnel driving to and from patients’ homes where they deliver medical and other care. Due to the nature of our business, we and the nurses who provide services on our behalf may be the subject of medical malpractice claims. These nurses could be considered our agents in the practice of nursing and, as a result, we could be held liable for their medical negligence. We cannot predict the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain patients and employees. We maintain malpractice liability insurance and are responsible for amounts in excess of the limits of our coverage.

Delays in reimbursement may cause liquidity problems.

      Our business is characterized by delays in reimbursement from the time we provide services to the time we receive reimbursement or payment for these services. If we have information system problems or issues that arise with Medicare, we may encounter delays in our payment cycle. Such a timing delay may cause working capital shortages. As a result, working capital management, including prompt and diligent billing and collection, is an important factor in our results of operations and liquidity. We cannot assure you that industry trends will not extend our collection period, adversely impact our working capital, or that our working capital management procedures will successfully negate this risk.

Our industry is highly competitive.

      We compete with local and regional home health care companies, hospitals, nursing homes, and other businesses that provide home nursing services, some of which are large established companies that have significantly greater resources than we do. Our primary competition comes from local companies in each of our markets, and these privately-owned or hospital-owned health care providers vary by region and market. We compete based on the availability of personnel; the quality, expertise, and value of our services; and in select instances, on the price of our services. Increased competition in the future from existing competitors or new entrants may limit our ability to maintain or increase our market share. We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse impact on our business, financial condition, or results of operations.

      Some of our existing and potential new competitors may enjoy greater name recognition and greater financial, technical, and marketing resources than we do. This may permit our competitors to devote greater resources than we can to the development and promotion of services. These competitors may undertake more far-reaching and effective marketing campaigns and may offer more attractive opportunities to existing and potential employees and services to referral sources.

      We expect our competitors to develop new strategic relationships with providers, referral sources, and payors, which could result in increased competition. The introduction of new and enhanced service offerings, in combination with industry consolidation and the development of strategic relationships by our competitors, could cause a decline in revenue or loss of market acceptance of our services or make our services less attractive. Additionally, we compete with a number of non-profit organizations that can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to us.

      We expect that industry forces will continue to have an impact on our business and that of our competitors. In recent years, the health care industry has undergone significant changes driven by efforts to reduce costs. For example, the Medicare Modernization Act of December 2003 (“MMA”) allocated significant additional funds to Medicare managed care providers in order to promote greater participation in those plans by Medicare beneficiaries. If these increased funding levels have the intended result, the rate of growth in the Medicare fee-for-service market, where we have generated the majority of our historical revenue, could decline. The frequent changes in our industry have increased competition among home health care providers. If we are unable to react competitively to new developments, our operating results may suffer.

A shortage of qualified registered nursing staff and other caregivers could affect adversely our ability to attract, train and retain qualified personnel and could increase operating costs.

      We rely significantly on our ability to attract and retain caregivers who possess the skills, experience, and licenses necessary to meet the requirements of our patients. We compete for home health care personnel with other providers of home nursing services. Our ability to attract and retain caregivers depends on several factors, including our ability to provide these caregivers with attractive assignments and competitive benefits and salaries. We cannot assure you that we will succeed in any of these areas. The cost of attracting caregivers and providing them with attractive benefit packages may be higher than anticipated and, if that occurs, our profitability could decline. If we are unable to attract and retain caregivers, the quality of our services may decline, and we could lose patients and referral sources.

Risks Related to Our Business

We depend on Medicare for substantially all of our revenues.

      For the years ended December 31, 2001, 2002 and 2003, and for the six-month period ended June 30, 2004, we received 88%, 88%, 91% and 92%, respectively, of our revenue from Medicare. Reductions in Medicare reimbursement would have an adverse impact on our profitability. Such reductions in payments to us could be caused by:

•	administrative or legislative changes to the base episode rate;

•	the elimination or reduction of annual rate increases based on medical inflation;

•	the imposition by Medicare of co-payments or other mechanisms shifting responsibility for a portion of payment to beneficiaries;

•	adjustments to the relative components of the wage index;

•	changes to our case mix or therapy thresholds; or

•	other adverse changes to the way we are paid for delivering our services.

      Our non-Medicare revenues and profitability also are affected by the continuing efforts of third-party payors to contain or reduce the costs of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of services, and negotiating reduced contract pricing. Any changes in reimbursement levels from these third-party payor sources and any changes in applicable government regulations could have a material adverse effect on our revenues and profitability. We can provide no assurance that we will continue to maintain the current payor or revenue mix.

We are operating under a Corporate Integrity Agreement. Violations to that agreement could result in penalties or exclusion from participation in the Medicare program.

      In 1999 we uncovered certain improprieties stemming from the unauthorized conduct of an agency director in our Monroe, Louisiana location, an agency we had acquired previously. We disclosed these improprieties to the Office of the Inspector General (“OIG”). Following an extensive series of audits, we and the OIG reached a settlement in August 2003, whereby we agreed to repay approximately $1.2 million to the government in three annual payments, the last of which we will make in 2005. As part of the settlement, we also executed a three-year Corporate Integrity Agreement (“CIA”) which requires that we:

•	maintain our current compliance program;

•	specify additional training requirements;

•	conduct annual, independent audits of the agency; and

•	make timely disclosure of, and repay, overpayments resulting from any potential fraud or abuse of which we become aware.

      There are stipulated penalties for violations of the CIA. Egregious violations of the CIA could result in our exclusion from further participation in government-funded health programs. We have designated a Chief Compliance Officer to ensure ongoing compliance with the terms and conditions of the CIA as well as compliance with all other applicable laws, rules, and regulations. Any acquired businesses will be subject to the provisions of the CIA.

      We believe that we are in compliance with all state and federal fraud and abuse provisions and all other applicable government laws and regulations. Our compliance with these laws and regulations may be subject to future government review and interpretation and possible regulatory actions currently unknown or unasserted. If we are found to be in violation of any of these provisions, it could have a material adverse effect on our business.

      We operate our agencies under licenses issued and regulated by the respective states in which they are located. Each agency is subject to periodic surveys and complaint-based surveys. If a survey identifies violations of state standards, the agency typically is afforded a grace period in which to comply or otherwise lose its license to operate. We use a Clinical Operations Department, staffed by regional personnel, to prepare each agency for these surveys and respond when those surveys identify potential problems or when plans-of-correction are required to bring the agency back into compliance. If we are found to be in violation of any of these state standards, it could have a material adverse effect on our business.

Our growth strategy depends on our ability to manage growing and changing operations.

      Our business has grown significantly in size and complexity in recent years. Our internal growth rate for Medicare patient admissions was 28% for the first six months of 2004 and 8% for calendar year 2003. This growth has placed, and will continue to place, significant demands on our management systems, internal controls, and financial and professional resources. In addition, we will need to develop further our financial controls and reporting systems to accommodate future growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems, and expanding our information technology infrastructure. Our inability to manage growth effectively could have a material adverse effect on our financial results.

Our growth strategy depends on our ability to develop and to acquire additional home care agencies on favorable terms and to integrate and operate such agencies effectively. If we are unable to do so, our future growth and operating results could be negatively impacted.

      Developments. We expect to continue to open agencies in our existing and new markets. Our new agency growth, however, will depend on several factors, including our ability to:

•	obtain desirable locations for agencies in suitable markets;

•	identify and hire a sufficient number of appropriately trained home care and other health care professionals;

•	obtain adequate financing to fund growth; and

•	operate successfully under applicable government regulations.

      Acquisitions. We are focusing more time and resources on the acquisition of small to medium-sized home health providers, or of certain of their assets, in targeted markets. We may be unable to identify, negotiate, and complete suitable acquisition opportunities on reasonable terms. We may incur future liabilities related to acquisitions. Should any of the following problems, or others, occur as a result of our acquisition strategy, the impact could be material:

•	difficulties integrating acquired personnel and other corporate cultures into our business;

•	difficulties integrating information systems;

•	the potential loss of key employees or referral sources of acquired companies or a reduction in patient referrals by hospitals from which we have acquired home health care agencies;

•	the assumption of liabilities and exposure to undisclosed liabilities of acquired companies;

•	the acquisition of an agency with undisclosed compliance problems;

•	the diversion of management attention from existing operations; or

•	an unsuccessful claim for indemnification rights from previous owners for acts or omissions arising prior to the date of acquisition.

Our acquisitions may impose strains on our existing resources.

      As a result of our past and current acquisition strategy, we have grown significantly over the last two years. As we continue to add acquisition-related revenue and expand our markets, our growth could strain our resources, including management, information systems, regulatory compliance, logistics, and other controls. We cannot assure you that our resources will keep pace with our anticipated growth. If we do not manage our expected growth effectively, our future prospects could be affected adversely.

We may face increasing competition for acquisition candidates.

      We intend to grow significantly through the continued acquisition of additional home nursing agencies. We face competition for acquisition candidates, which may limit the number of acquisition opportunities available to us and may lead to higher acquisition prices. Recently, we have observed an increase in acquisition prices for mid-sized and larger regional home health care companies. We cannot assure you that we will be able to identify suitable acquisitions in the future or that any such opportunities, if identified, will be consummated on favorable terms, if at all. In the absence of completing successful acquisitions, our future growth rate would decline. In addition, we cannot assure you that any future acquisitions, if consummated, will result in further growth.

We may require additional capital to pursue our acquisition strategy.

      At June 30, 2004, we had cash and cash equivalents of $22.3 million. Based on our current plan of operations, including acquisitions, we cannot assure you that this amount will be sufficient. We cannot readily predict the timing, size, and success of our acquisition efforts and the associated capital commitments. If we do not have sufficient cash resources, our growth could be limited unless we obtain additional equity or debt financing. Effective as of April 28, 2004, we entered into a credit agreement with General Electric Capital Corporation for a revolving credit facility of up to $25.0 million. Funding will become available upon our repayment of a $2.5 million note.

Our business depends on our information systems. Our inability to effectively integrate, manage, and keep secure our information systems could disrupt our operations.

      Our business depends on effective and secure information systems that assist us in, among other things, monitoring utilization and other cost factors, processing claims, reporting financial results, measuring outcomes and quality of care, managing regulatory compliance controls, and maintaining operational efficiencies. These systems include software developed in-house and systems provided by external contractors and other service providers. To the extent that these external contractors or other service providers become insolvent or fail to support the software or systems, our operations could be affected negatively. Our agencies also depend upon our information systems for accounting, billing, collections, risk management, quality assurance, payroll, and other information. If we experience a reduction in the performance, reliability, or availability of our information systems, our operations and ability to produce timely and accurate reports could be affected adversely.

      Our information systems and applications require continual maintenance, upgrading, and enhancement to meet our operational needs. Our acquisition activity requires transitions and integration of various information systems. We regularly upgrade and expand our information systems capabilities. If we experience difficulties with the transition and integration of information systems or are unable to implement, maintain, or expand our systems properly, we could suffer from, among other things, operational disruptions, regulatory problems, and increases in administrative expenses.

      Our business requires the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and patient data stored in our information systems. Anyone who circumvents our security measures could misappropriate our confidential information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses or software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems, or those of our providers or regulators, which could disrupt our operations or make our systems inaccessible to our providers or regulators. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our business operations would be negatively impacted by cancellation of contracts and loss of patients if security breaches are not prevented.

Our clinical software system has been developed in-house. Failure of, or problems with, our system could harm our business and operating results.

      We have developed and utilize a proprietary Windows-based clinical software system to collect assessment data, schedule and log patient visits, generate medical orders, and monitor treatments and outcomes in accordance with established medical standards. The system integrates billing and collections functionality as well as accounting, human resource, payroll, and employee benefits programs provided by third parties. Problems with, or the failure of, our technology and systems could negatively impact data capture, billing, collections, and management and reporting capabilities. Any such problems or failures could affect adversely our operations and reputation, result in significant costs to us, and impair our ability to provide our services in the future. The costs incurred in correcting any errors or problems may be substantial and could adversely affect our profitability.

We may experience difficulties implementing a new information system.

      We are in the process of consolidating our various agency databases into an enterprise-wide system to improve the accuracy, reliability, and efficiency of processing and management reporting. We are engaged in parallel testing to ensure a seamless transition from our current database system to the enterprise-wide system. However, if any problems emerge in connection with this transition, our ability to manage our operations would be impaired from both a clinical and financial perspective, which could have a material adverse effect on our business.

We depend on outside software providers.

      We depend on the proper functioning and availability of our information systems in operating our business, some of which are provided by outside software providers. These information systems and applications require continual maintenance, upgrading, and enhancement to meet our operational needs. If our providers are unable to maintain or expand our information systems properly, we could suffer from operational disruptions and an increase in administrative expenses, among other things.

Our insurance liability coverage may not be sufficient for our business needs.

      We maintain professional liability insurance for Amedisys and our subsidiaries. However, we cannot assure you that claims will not be made in the future in excess of the limits of such insurance, if any, nor can we assure you that any such claims, if successful and in excess of such limits, will not have a material adverse effect on our ability to conduct business or on our assets. Our insurance coverage also includes fire, property damage, and general liability with varying limits. Although we maintain insurance consistent with industry practice, we cannot assure you that the insurance we maintain will satisfy claims made against us. In addition, we cannot assure you that insurance coverage will continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms.

      Any claims made against us, regardless of their merit or eventual outcome, could damage our reputation and business. From December 31, 1998 to November 9, 2000, we were insured for risks associated with professional and general liability by an insurance company that currently is in liquidation under federal bankruptcy laws and may not be able to pay or defend claims incurred by us during this period, and our current insurance does not cover any such claims. We do not, however, believe that the ultimate resolution of current claims will be materially different from reserves established for them or that any material claims will be made in the future based on occurrences during that period.

We have established reserves for Medicare liabilities that may be payable by us in the future. These liabilities may be subject to audit or further review, and we may owe additional amounts beyond what we expect and have reserved for.

      As of June 30, 2004, we have estimated an aggregate payable to Medicare of $9.3 million, all of which is reflected as a current liability in our consolidated balance sheets incorporated by reference in this prospectus. The $9.3 million liability has two components: a cost report adjustments reserve ($6.8 million), and a prospective payment system (“PPS”) payment adjustments reserve ($2.5 million). If actual amounts exceed our reserves, we may incur additional costs that may affect adversely our results of operations. We describe these adjustments below.

      Cost Report Adjustments Reserve. Prior to the implementation of PPS on October 1, 2000, we recorded Medicare revenue at the lower of (1) actual costs, (2) the per-visit cost limit, or (3) a per-beneficiary cost limit on an individual provider basis. We determined ultimate reimbursement upon review of annual cost reports.

      The recorded $6.8 million payable includes a $3.7 million reserve for open cost reports through October 2000. At the time when these audits are completed and final assessments are issued, we may apply to Medicare for repayment over a 36-month period, although there is no assurance that this application will be accepted by Medicare. These amounts relate to the Medicare payment system in effect until October 2000, under which Medicare provided us with periodic interim payments, subject to an audit of cost reports submitted by us and repayment of any overpayments by Medicare to us. The fiscal intermediary, acting on behalf of the Centers for Medicare and Medicaid Services (“CMS”), has not yet issued finalized audits with respect to 1999 and 2000, and is entitled to reopen settled cost reports for up to three years after issuing final assessments.

      The payable to Medicare also includes a $3.1 million reserve related to amounts owed to Medicare as overpayments for Alliance Home Health, Inc. (“Alliance”), a subsidiary that is in bankruptcy proceedings under Chapter 7 of the U.S. Bankruptcy Code. It is uncertain at this time whether we will have any responsibility for that amount if the debt of the subsidiary is discharged in bankruptcy.

      PPS Payment Adjustments Reserve. The remaining balance of $2.5 million is related to notice from CMS that it intended to make certain recoveries of amounts overpaid to providers for the periods dating from the implementation of PPS on October 1, 2000 through particular dates in 2003 and 2004. The first of these amounts related to partial episode payments whereby a patient was readmitted to home health care prior to the expiration of 60 days from the previous admission date at another home health agency. In such instances, reimbursement for the first agency is reduced. CMS advised the industry that CMS had recently implemented changes to its computer system such that these instances would be adjusted at the time of claim submission on an ongoing basis, and that recovery for prior overpayments would commence in the summer of 2003 and extend over a two-year period. We reserved, based on information supplied by CMS, approximately $1.0 million in 2003 for all claims dating from October 1, 2000. Second, CMS advised the industry that CMS would seek recovery of overpayments that were made for patients who had, within 14 days of such admission, been discharged from inpatient facilities, including hospitals, rehabilitation, and skilled nursing units, and that these recoveries would commence in April 2004. We conducted an analysis of a representative sample of claims where these events had occurred, and estimated that, for periods dating from October 1, 2000 through December 31, 2003, a reserve in the amount of approximately $1.5 million was appropriate.

We depend on the services of our executive officers and other key employees.

      Our success depends upon the continued employment of certain members of our senior management team, including our Chairman and Chief Executive Officer, William F. Borne, our President and Chief Operating Officer, Larry R. Graham, and our Chief Financial Officer, Gregory H. Browne. We also depend upon the continued employment of the Senior Vice Presidents that manage several of our key functional areas, including operations, business development, accounting, finance, human resources, marketing, information systems, contracting, and compliance.

      We maintain key employee life insurance of $4.5 million on Mr. Borne’s life and have entered into employment agreements with each of Mr. Borne, Mr. Graham and Mr. Browne. The departure of any member of our senior management team may materially adversely affect our operations.

We are defending class action lawsuits that may require us to pay substantial damage awards.

      On August 23 and October 4, 2001, two class action lawsuits were filed against us and three of our executive officers on behalf of all purchasers of our common stock between November 15, 2000 and June 13, 2001. These suits, which were filed in the United States District Court for the Middle District of Louisiana, have been consolidated and seek damages based on the decline in our stock price following an announced restatement of earnings for the fourth quarter of 2000 and first quarter of 2001. The suits allege that we knew or were reckless in not knowing the facts giving rise to the restatement. No trial date has been set and pre-trial discovery is ongoing. We are vigorously defending these lawsuits, which have been certified as class actions, although we are appealing such determination.

      We believe our existing insurance is sufficient to cover any amounts that may be awarded, and we have not recorded any liabilities in excess of such coverage in our financial statements. Though we believe that the ultimate outcome of these lawsuits will not exceed our insurance coverage, the maximum amount that could potentially be claimed in these suits substantially exceeds the amount of our coverage; under certain circumstances, a finding of liability could have a material adverse effect on our business.

There is a risk that we will be held responsible for some or all of the $4.2 million liability of a bankrupt subsidiary.

      We consolidate the net liabilities of Alliance, a bankrupt subsidiary that is no longer in operation, in our consolidated financial statements. It is possible that we could be held responsible for some or all of this amount, and depending upon the outcome of the bankruptcy proceedings, a potentially larger amount.

Arthur Andersen LLP may not be able to satisfy any claims arising from their provision of auditing services to us, including claims that you may have under applicable securities laws.

      Arthur Andersen LLP audited our financial statements for the five years ended December 31, 2001. On June 15, 2002, Arthur Andersen was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen’s work for Enron Corp. On September 15, 2002, a federal judge upheld this conviction. Arthur Andersen ceased its audit practice before the SEC on August 31, 2002. Because of the circumstances currently affecting Arthur Andersen LLP, as a practical matter it may not be able to satisfy any claims arising from the provision of auditing services to us, including claims that you may have under applicable securities laws.

Risks Related to This Offering and Ownership of Our Common Stock

      The price of our common stock may be volatile and this may adversely affect our stockholders.

      The price at which our common stock trades may be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of health care companies. The market price of our common stock may be influenced by many factors, including:

•	our operating and financial performance;

•	variances in our quarterly financial results compared to research analyst expectations;

•	the depth and liquidity of the market for our common stock;

•	future sales of common stock or the perception that sales could occur;

•	investor perception of our business and our prospects;

•	developments relating to litigation or governmental investigations;

•	changes or proposed changes in health care laws or regulations or enforcement of these laws and regulations, or announcements relating to these matters; or

•	general economic and stock market conditions.

      In addition, the stock market in general, and the Nasdaq National Market in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of health care provider companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, securities class-action litigation has often been brought against companies following periods of volatility in the market price of their respective securities. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert our management team’s attention as well as resources from the operation of our business.

Sales of substantial amounts of our common stock, or the availability of those shares for future sale, could adversely affect our stock price and limit our ability to raise capital.

      As of October 22, 2004 there were 15,237,601 shares of our common stock outstanding. Also on that date, up to 182,110 shares of our common stock may be issued under our 1998 employee stock purchase plan. As of October 22, 2004, 382,689 shares of our common stock were issuable upon the exercise of stock options which were outstanding but not exercisable, 485,129 shares of our common stock were issuable upon the exercise of stock options which were outstanding and exercisable, and 92,500 shares of our common stock were issuable upon the exercise of outstanding warrants. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after this offering or the perception that substantial sales could occur. These sales also may make it more difficult for us to sell common stock in the future to raise capital.

We do not anticipate paying dividends on our common stock in the foreseeable future, and you should not expect to receive dividends on shares of our common stock.

      We do not pay dividends and intend to retain all future earnings to finance the continued growth and development of our business. In addition, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon our financial condition, capital requirements, earnings, and other factors deemed relevant by our board of directors. Under the terms of our Senior Credit Facility, we are restricted from paying cash dividends and making other cash distributions to our stockholders.

Our Board of Directors may utilize anti-takeover provisions or issue stock to discourage control contests.

      Our Certificate of Incorporation authorizes us to issue up to 30,000,000 shares of common stock and 5,000,000 shares of undesignated Preferred Stock. Our Board of Directors may cause us to issue additional stock to discourage an attempt to obtain control of the Company. For example, shares of stock could be sold to purchasers who might support the Board of Directors in a control contest or to dilute the voting or other rights of a person seeking to obtain control. In addition, the Board of Directors could cause us to issue Preferred Stock entitling holders to:

•	vote separately on any proposed transaction;

•	convert preferred stock into common stock;

•	demand redemption at a specified price in connection with a change in control; or

•	exercise other rights designed to impede a takeover.

      In addition, the issuance of additional shares may, among other things, dilute the earnings and equity per share of our common stock and the voting rights of common stockholders.

      We have implemented other anti-takeover provisions or provisions that could have an anti-takeover effect, including (1) advance notice requirements for director nominations and stockholder proposals and (2) a stockholder rights plan, also known as a “poison pill.” These provisions, and others that the Board of Directors may adopt hereafter, may discourage offers to acquire us and may permit our Board of Directors to choose not to entertain offers to purchase us, even if such offers include a substantial premium to the market price of our stock. Therefore, our stockholders may be deprived of opportunities to profit from a sale of control.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases.

      Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

      Because the risk factors referred to above, as well as the risk factors beginning on page 4 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

      The selling shareholders will receive all of the net proceeds from the sale of the shares of common stock under this prospectus. We will not receive any proceeds from the sales of the shares by the selling shareholders, but we will receive any amounts due to us upon exercise of the warrant.

SELLING SHAREHOLDERS

      We are registering for resale shares of our common stock held by the selling shareholders listed below. Of the total number of shares of our common stock covered by this prospectus, 50,000 shares are subject to a common stock warrant, and 173,167 were issued upon the exercise of common stock warrants or upon the conversion of shares of our preferred stock that were subject to preferred stock warrants. We have agreed to file, on behalf of the selling shareholders, a registration statement with the SEC covering the shares. This prospectus is a part of that registration statement. We are registering the shares to permit the selling shareholders and their respective pledgees, donees, transferees and other successors-in-interest that receive their shares from a shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. See “Plan of Distribution.”

      The following table gives information about the selling shareholders and the number of shares of our common stock that were beneficially owned by each of them prior to the offering, including the number of shares subject to the warrant, held by the selling shareholders. This information has been provided to us by the selling shareholders. The table also gives the number of shares offered hereby for each selling shareholder’s account. The table is based on information available to us as of July 9, 2002, but in the case of Mr. Christos, as of December 17, 2002 and in the case of HCA Inc., as of November 4, 2004. We cannot estimate the number or percentage of the shares of common stock that will be held by each selling shareholder upon completion of this offering because the selling shareholders may sell none, all or some portion of the shares offered by this prospectus. We do not know whether or to what extent the selling shareholder who holds a warrant will exercise its warrant. Likewise, we do not know when or in what amounts the selling shareholders may offer shares for resale, and cannot be certain that the selling shareholders will sell any or all of the shares offered by this prospectus.

	Number of Shares Beneficially	Number of Shares
	Owned Prior to the Offering	Offered in This
Selling Shareholders	(As of July 9, 2002)	Prospectus

HCA Inc.	50,000	50,000 (1)
One Park Plaza
Nashville, TN 37203
Longview Partners, Inc.	4,000	4,000
19 Maple Lane
Rhinebeck, NY 12572
Martin Brenner	15,000	15,000
Station Street 22
Uerikon
8713
Switzerland
June Gorlin	15,000	15,000
206 Flint Street
Signal Mountain, TN 37377
Peter N. Christos(2)	52,500	52,500
118 East 60th Street
Apt.#30-H
New York, NY 10022
Raifinanz AG	122,500	81,667 (3)
Bahnhofstrasse 106
CH-8001
Zurich, Switzerland
Robert White	5,000	5,000
206 Flint Street
Signal Mountain, TN 37377

(1)	Since we issued our original prospectus covering the shares subject to warrants held by HCA Inc., we issued HCA additional warrants to purchase our shares. Of those shares, 50,000 remain subject to a warrant as of the date of this prospectus. As of November 4, 2004, HCA owned no other shares of Amedisys common stock.

(2)	Mr. Christos acquired preferred stock warrants from the successor of Hudson Capital Partners, which was listed as a selling shareholder in our original prospectus dated August 23, 2002. The information concerning Mr. Christos’ ownership is dated as of December 17, 2002.

(3)	Since we issued our original prospectus covering these shares on August 23, 2003, warrants owned by Raifinanz AG to purchase 12,250 preferred shares, convertible into 40,833 shares of common stock, have expired. The number of shares shown as offered by Raifinanz AG excludes those 40,833 shares.

      None of the selling shareholders named above has held or had any position, office, or other material relationship with us or any of our predecessors or our affiliates since 2000, except as follows:

•	We entered into a consulting agreement dated March 15, 2000 with Martin Brenner, under which he served for one year as our investor relations and corporate communications liaison in Europe. As part of Mr. Brenner’s compensation, we issued to him warrants to purchase the 15,000 shares of common stock offered by him for resale in this prospectus.

•	Robert White served as our Senior Vice-President of Business Development until December 2001. We entered into a Loan and Security Agreement dated March 22, 2000 with him, under which we borrowed $250,000 from him. As consideration for Mr. White’s obligations under that agreement, we issued him a warrant to purchase the 5,000 shares of our common stock offered by him for resale in this prospectus. The loan has been repaid in full.

•	We entered into a Loan and Security Agreement dated March 22, 2000 with June Gorlin, under which we borrowed $750,000 from her. As consideration for Ms. Gorlin’s obligations under that agreement, we issued her a warrant to purchase the 15,000 shares of our common stock offered by her for resale in this prospectus. The loan has been repaid in full. Ms. Gorlin is the mother of Robert White.

•	In connection with our acquisition in 1998 of 83 home care offices from Columbia/ HCA Healthcare Corporation, we entered into a Credit Agreement with HCA and a related promissory note for a portion of the acquisition purchase price, which were terminated in 2000 when we paid HCA $9,000,000 and executed a Warrant Agreement allowing HCA to purchase up to 200,000 shares of our common stock. The 50,000 shares offered by HCA for resale in this prospectus are subject to a warrant issued pursuant to that Warrant Agreement.

      Only selling shareholders identified in the table above who beneficially own the shares set forth opposite such selling shareholder’s name in the table on the effective date of the registration statement of which this prospectus forms a part may sell those securities under the registration statement. Prior to any use of this prospectus in connection with any offering of the shares of common stock by any holder not identified in the table or with respect to shares of common stock not shown in the table, this prospectus will be supplemented or, if required, a post-effective amendment to the registration statement will be filed to set forth the name and number of shares of common stock beneficially owned by the selling shareholder intending to sell such shares and the number of shares of common stock to be offered. The prospectus supplement or the post-effective amendment, as the case may be, will also disclose whether any such selling shareholder selling in connection with the prospectus supplement or the post-effective amendment, as the case may be, has, during the three years prior to the date of the prospectus supplement or the post-effective amendment, as the case may be, had any position, office or other material relationship with us or any of our predecessors or affiliates, if this information has not been disclosed in this prospectus.

PLAN OF DISTRIBUTION

Plan of Distribution Applicable to HCA Inc.

      Pursuant to its agreement with us, the shares of HCA Inc. that are covered by this prospectus may be sold by HCA or on its behalf through or to brokers or dealers, or directly to investors pursuant to this prospectus (or another prospectus contained in and forming a part of an effective registration statement under the Securities Act of 1933) or in transactions that are exempt from the requirements of registration under the Securities Act. HCA’s shares may be sold at a fixed price or prices, which may be changed from time to time, at market prices prevailing at the time of such sale, at prices related to such market prices or at negotiated prices. In connection with such sales, distributors’ or sellers’ commission may be paid or allowed. Brokers or dealers may act as agents for HCA, or may purchase shares from HCA as principal and thereafter resell such shares from time to time in or through transactions or distributions (which may involve crosses and block transactions) on national or foreign stock exchanges where trading privileges are available, in the over-the-counter market, in private transactions or in some combination of the foregoing.

      We have agreed to indemnify HCA, and HCA has agreed to indemnify us, again certain liabilities, including liabilities under the Securities Act.

Plan of Distribution Applicable to Selling Shareholders Other Than HCA Inc.

      The selling shareholders other than HCA may sell shares of our common stock directly, through broker-dealers acting as principal or agent or pursuant to a distribution by one or more underwriters on a firm commitment or best efforts basis. Such selling shareholders may sell all or part of their shares in one or more transactions at prices at or related to the then-current market price or at negotiated prices. The selling shareholders will determine the specific offering price of the shares from time to time that, at that time, may be higher or lower than the market price of our common stock on The Nasdaq National Market or other securities market.

      The method by which the selling shareholders other than HCA may offer and sell their shares may include, but are not limited to, the following:

•	sales on any securities exchange on which our common stock is listed at the time of sale, or through quotation systems in which our common stock is included, at prices and terms then prevailing or at prices related to the then-current market price;

•	sales in privately negotiated transactions;

•	sales for their own account pursuant to this prospectus;

•	cross or block trades in which broker-dealers will attempt to sell the shares as agent, but may position and resell a portion of the block as a principal to facilitate the transaction;

•	purchases by broker-dealers who then resell the shares for their own account;

•	brokerage transactions in which a broker solicits purchasers;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise; and

•	a combination of such methods.

      We have agreed to indemnify Peter N. Christos and Raifinanz AG, and they have agreed to indemnify us, against certain liabilities, including certain liabilities under the securities laws.

Other Matters

      In connection with any underwritten offering, underwriters and their agents may receive compensation in the form of discounts, commissions or concessions from the selling shareholders or from purchasers of shares for whom they act as agents. Underwriters may sell shares to or through dealers, and those dealers may receive compensation in the form of discounts, commissions or concessions from the underwriters or commissions from the purchasers for whom they may act as agents. The selling shareholders and any underwriters, dealers or agents participating in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit from the sale of these shares by the selling shareholders and any compensation received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts under the Securities Act. Neither we nor the selling shareholders can presently estimate the amount of such profit or compensation.

      From time to time, the selling shareholders may pledge or grant a security interest in some or all of the offered shares. If the selling shareholders default in performance of their secured obligations, the secured parties may offer and sell the offered shares from time to time by this prospectus. The selling shareholders also may transfer and donate offered shares in other circumstances. The number of offered shares will decrease as and when the selling shareholders transfer or donate offered shares or default in performing obligations secured by offered shares. The plan of distribution for the offered shares will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling shareholders for purposes of this prospectus.

      The selling shareholders may also sell the shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule.

      To the extent required by a particular offering, we will set forth in a prospectus supplement or, if appropriate, a post-effective amendment, the terms of the offering, including among other things, the number of shares of our common stock to be sold, the public offering price, the names of any underwriters, dealers or agents and any applicable commissions or discounts.

      In order to comply with the securities laws of particular states, if applicable, the shares of our common stock offered under this prospectus will be sold in the jurisdictions only through registered or licensed brokers or dealers. In addition, in particular states, the shares of our common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

      To our knowledge, none of the selling shareholders has entered into, or will enter into before the effective date of the shelf registration statement of which this prospectus is a part, any agreement, arrangement or understanding with any broker or dealer relating to the sale of any of the shares covered by this prospectus. We will inform the selling shareholders that they are legally required in accordance with applicable prospectus delivery requirements to deliver copies of this prospectus in connection with any sale of the offered shares.

      Each selling shareholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of common stock by the selling shareholders.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholders.

      Each selling shareholder will pay all fees, discounts and brokerage commissions allocable to his, her or its shares, as well as the fees and expenses of his, her or its counsel. We will pay all expenses of this registration, including without limitation, the costs and expenses of preparing and reproducing this prospectus and complying with state securities laws, as well as filing fees with the SEC.

      The shares offered by the selling shareholders in this prospectus bear legends as to their restricted transferability. Upon the effectiveness of the registration statement of which this prospectus is a part and the transfer by the selling shareholders of any of the shares pursuant to the registration statement, new certificates representing these shares will be issued to the transferee, free of such legends unless otherwise required by law. The new certificates will also bear other applicable legends as may be required by law, to reflect applicable prospectus delivery requirements or to assist us in requiring compliance with the Securities Act.

LEGAL MATTERS

      Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P., New Orleans, Louisiana, has given us an opinion that the shares have been duly authorized, and that they are, or in the case of shares issuable upon the exercise of the warrant will be, validly issued, fully paid and non-assessable.

EXPERTS

      The consolidated financial statements of Amedisys, Inc. as of December 31, 2002 and 2003 and for each of the years in the two-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      KPMG’s report refers to its audit of transitional disclosures for 2001 required by Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, which was adopted by Amedisys, Inc. on January 1, 2002 to revise the 2001 consolidated financial statements, as more fully described in Note 1 to the consolidated financial statements. However, KPMG was not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements other than with respect to such disclosures.

      The combined Statement of Direct Revenues and Direct Operating Expenses of the Acquired Entities for the year ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The combined financial statements of Standard Home Health Care, Inc. and Cypress Health Services, LLC (collectively, Metro Preferred Home Care) as of and for the years ended December 31, 2002 and 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

NOTICE REGARDING ARTHUR ANDERSEN LLP

      Arthur Andersen LLP audited our financial statements for the five years ended December 31, 2001. We have included information derived from these financial statements in this prospectus through incorporation by reference of certain documents filed by us with the SEC. On June 15, 2002, Arthur Andersen was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen’s work for Enron Corp. On September 15, 2002, a federal judge upheld this conviction. Arthur Andersen ceased its audit practice before the SEC on August 31, 2002. Effective April 30, 2002, we terminated the engagement of Arthur Andersen as our independent auditors and engaged KPMG LLP to serve as our independent auditors. KPMG LLP has audited our financial statements for the years ended December 31, 2003 and 2002. Because of the circumstances currently affecting Arthur Andersen LLP, as a practical matter it may not be able to satisfy any claims arising from the provision of auditing services to us, including claims holders of securities may have that are available to security holders under applicable securities laws.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at: http://www.sec.gov. Reports, proxy statements and other information pertaining to us may also be inspected at the offices of The Nasdaq Stock Market, which is located at 1735 K Street, N.W., Washington, D.C. 20006.

      This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC to register the sales of the securities offered by this prospectus. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits at the SEC public reference room or at the SEC’s website. As allowed by the SEC rules, this prospectus does not contain all of the information you can find in our registration statement or the exhibits to the registration statement.

      You should rely only on the information or representations provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders are not making an offer of our securities in any state where the offer is not permitted. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. It also does not mean that the information in this prospectus is correct after this date.

      Our address on the world wide web is http://www.amedisys.com. The information on our web site is not a part of this document.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to documents that we have filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this incorporated information.

      We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the completion of the offering of the securities described in this prospectus:

•	our Annual Report on Form 10-K, filed on March 29, 2004, for the fiscal year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q, filed on May 13, 2004, for the fiscal quarter ended March 31, 2004;

•	our Quarterly Report on Form 10-Q, filed on August 9, 2004, for the fiscal quarter ended June 30, 2004;

•	our Current Reports on Form 8-K, filed March 16, 2004, April 28, 2004 (reporting information under Item 5), August 11, 2004, August 23, 2004, September 9, 2004, September 17, 2004, October 1, 2004 and October 8, 2004;

•	our Amended Current Reports on Form 8-K/ A filed February 10, 2004 and July 15, 2004;

•	our definitive Proxy Statement for our 2004 Annual Meeting of Stockholders filed on April 29, 2004; and

•	The description of our common stock set forth in our Current Report on Form 8-K filed on December 11, 2000.

      In addition to the filings listed above, we incorporate by reference additional documents that we may file with the SEC between the date of this document and the date of the completion of the offering of the securities described in this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. We incorporate by reference also all such documents filed by us after the date of the initial filing of the registration statement of which this prospectus is a part and prior to its effectiveness.

      You can obtain any of the documents incorporated by reference in this document from us, or from the SEC through the SEC’s Internet world wide web site at http://www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document upon written or oral request to us at the following address:

           Amedisys, Inc.

            11100 Mead Road Suite 300
            Baton Rouge, Louisiana 70816
            (225) 292-2031
            Attn: Greg Browne

      We have not authorized anyone to give any information or make any representation about the offering or us that is different from, or in addition to, that contained in this document. Therefore, if anyone does give you information of that sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

      Any statement contained in a document incorporated or deemed incorporated herein by reference shall be deemed to be modified or superseded for the purpose of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as to modified or superseded, to constitute a part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following are the fees and expenses payable by the registrant in connection with the offering contemplated by the registration statement, all of which are estimated except the registration fee.

Securities and Exchange Commission registration fee	$510.74	(1)
Printing Expenses	6,000.00
Legal fees and expenses	20,000.00
Accounting fees and expenses	5,500
Miscellaneous	1,000.00

Total	$32,984.64

      The selling shareholders have not paid, and are not responsible for, any portion of these fees and expenses.

(1)	Of this amount, $223.06 has been paid with this registration statement. An additional $287.68 was paid previously with Registration No. 333-97625.

Item 15.	Indemnification of Directors and Officers

      The Company’s By-laws, as amended and restated, provide for indemnification of officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. The provisions of Article VII of the Company’s By-laws constitute a contract of indemnification between the Company and its officers and directors. Article VII, Section 6 of the Company’s By-laws permits the Company to purchase and maintain officers’ and directors’ liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to Article VII, Section 1. The Company provides officers’ and directors’ liability insurance for its officers and directors.

      The Company has entered into indemnification agreements with certain of its directors and executive officers providing contractual indemnification by the Company to the fullest extent permissible under Delaware law.

      The Company and the security holders have agreed to indemnify each other and each other’s controlling persons, as applicable, against certain liabilities under the Securities Act in connection with this registration statement.

Item 16.	Exhibits

      The following documents are filed herewith or incorporated by reference herein:

Exhibit
No.	Description

2.1	Asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed March 16, 2004).
2.2	Amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress- Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (incorporated by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K filed March 16, 2004).
2.3	Second amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress- Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (incorporated by reference to Exhibit 2.3 to the Registrant’s Current Report on Form 8-K filed March 16, 2004).
2.4	Third amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress- Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services. Inc. (incorporated by reference to Exhibit 2.4 to the Registrant’s Current Report on Form 8-K filed March 16, 2004).
2.5	Fourth amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (incorporated by reference to Exhibit 2.5 to the Registrant’s Amended Current Report on Form 8-K/A filed July 15, 2004).
2.6	Fifth amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (incorporated by reference to Exhibit 2.6 to the Registrant’s Amended Current Report on Form 8-K/A filed July 15, 2004).
2.7	Asset Purchase Agreement between Amedisys Mississippi, L.L.C. and Vicksburg Healthcare, LLC (incorporated by reference to Exhibit 2.7 to the Registrant’s Quarterly Report on Form 10-Q filed August 9, 2004).
4.1	Credit agreement with General Electric Capital Corporation (incorporated by reference to Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q filed May 13, 2004).
4.2	Common Stock Specimen (incorporated by reference to exhibits to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 1994).

Exhibit
No.		Description

4.3		Shareholder Rights Agreement (incorporated by reference to Exhibit 4 to the Registrant’s Current Report on Form 8-K filed June 16, 2000, and to Exhibit 4 to the Registrant’s Registration Statement on Form 8-A12G filed June 16, 2000).
5.0		Opinion of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. as to the legality of the securities being registered.
10	.2*	Form of Warrants issued by Amedisys, Inc. to Raymond James & Associates, Inc. and Jefferies & Company, Inc.
10.3		Settlement Agreement between the Office of Inspector General of the Department of Health and Human Services and Amedisys Specialized Medical Services and Amedisys, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed November 10, 2003).
10.4		Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Amedisys Specialized Medical Services and Amedisys, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed November 10, 2003).
10.5		Amended and Restated Amedisys, Inc. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-3, No. 333-47763, filed March 11, 1998).
10	.8.1	Employment Agreement between Amedisys, Inc. and William F. Borne (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K filed March 19, 2001).
10	.8.2	Amendment to Employment Agreement by and between Amedisys, Inc. and William F. Borne (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed May 15, 2003).
10	.9.1	Employment Agreement between Amedisys, Inc. and Larry Graham (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K filed March 19, 2001).
10	.9.2	Amendment to Employment Agreement by and between Amedisys, Inc. and Larry Graham (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K filed March 19, 2001).
10	.9.3	Second Amendment to Employment Agreement by and between Amedisys, Inc. and Larry Graham (incorporated by reference to Exhibit 10.9.3 to the Registration Statement on Form S-3, No. 333-118352, filed by the Registrant on August 18, 2004).
10	.10.1	Employment Agreement between Amedisys Inc. and Gregory H. Browne (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed August 14, 2002).
10	.10.2	Amendment to Employment Agreement between Amedisys Inc. and Gregory H. Browne (incorporated by reference to Exhibit 10.10.2 to the Registration Statement on Form S-3, No. 333-118352, filed by the Registrant on August 18, 2004).
10.14		Director’s Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Registrant’s Quarterly Report on Form 10-Q filed May 14, 2001).
10.15		Modification Agreement by and between CareSouth Home Health Services, Inc. and Amedisys, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed November 14, 2001).
10.16		Software License Agreement by and between CareSouth Home Health Services, Inc. and Amedisys, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed November 14, 2001).
21.1		List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form S-3, No. 333-118352, filed by the Registrant on August 18, 2004).

Exhibit
No.	Description

23.1	Consent of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. (included in Exhibit 5.0).
23.2	Consent of KPMG LLP
23.3	Consent of KPMG LLP
23.4	Consent of KPMG LLP
24	Power of Attorney. (See signature page.)

*	Incorporated by reference to Amedisys, Inc. Current Report on Form 8-K filed December 10, 2003.

Item 17.	Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by these subparagraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Baton Rouge, State of Louisiana, on November 9, 2004.

AMEDISYS, INC.

By:	/s/ WILLIAM F. BORNE

William F. Borne
Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints William F. Borne and Gregory H. Browne, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 9, 2004.

Signature	Title

/s/ WILLIAM F. BORNE William F. Borne	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

/s/ GREGORY H. BROWNE Gregory H. Browne	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ JAKE L. NETTERVILLE Jake L. Netterville	Director

/s/ DAVID R. PITTS David R. Pitts	Director

Signature	Title

Peter F. Ricchiuti	Director

/s/ RONALD A. LABORDE Ronald A. Laborde	Director

Donald A. Washburn	Director

INDEX TO EXHIBITS

Exhibit
No.	Description

2.1	Asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed March 16, 2004).
2.2	Amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress- Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (incorporated by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K filed March 16, 2004).
2.3	Second amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress- Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (incorporated by reference to Exhibit 2.3 to the Registrant’s Current Report on Form 8-K filed March 16, 2004).
2.4	Third amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress- Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services. Inc. (incorporated by reference to Exhibit 2.4 to the Registrant’s Current Report on Form 8-K filed March 16, 2004).
2.5	Fourth amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (incorporated by reference to Exhibit 2.5 to the Registrant’s Amended Current Report on Form 8-K/A filed July 15, 2004).
2.6	Fifth amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (incorporated by reference to Exhibit 2.6 to the Registrant’s Amended Current Report on Form 8-K/A filed July 15, 2004).
2.7	Asset Purchase Agreement between Amedisys Mississippi, L.L.C. and Vicksburg Healthcare, LLC (incorporated by reference to Exhibit 2.7 to the Registrant’s Quarterly Report on Form 10-Q filed August 9, 2004).
4.1	Credit agreement with General Electric Capital Corporation (incorporated by reference to Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q filed May 13, 2004).
4.2	Common Stock Specimen (incorporated by reference to exhibits to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 1994).
4.3	Shareholder Rights Agreement (incorporated by reference to Exhibit 4 to the Registrant’s Current Report on Form 8-K filed June 16, 2000, and to Exhibit 4 to the Registrant’s Registration Statement on Form 8-A12G filed June 16, 2000).

Exhibit
No.		Description

5.0		Opinion of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. as to the legality of the securities being registered.
10	.2*	Form of Warrants issued by Amedisys, Inc. to Raymond James & Associates, Inc. and Jefferies & Company, Inc.
10.3		Settlement Agreement between the Office of Inspector General of the Department of Health and Human Services and Amedisys Specialized Medical Services and Amedisys, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed November 10, 2003).
10.4		Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Amedisys Specialized Medical Services and Amedisys, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed November 10, 2003).
10.5		Amended and Restated Amedisys, Inc. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-3, No. 333-47763, filed March 11, 1998).
10	.8.1	Employment Agreement between Amedisys, Inc. and William F. Borne (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K filed March 19, 2001).
10	.8.2	Amendment to Employment Agreement by and between Amedisys, Inc. and William F. Borne (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed May 15, 2003).
10	.9.1	Employment Agreement between Amedisys, Inc. and Larry Graham (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K filed March 19, 2001).
10	.9.2	Amendment to Employment Agreement by and between Amedisys, Inc. and Larry Graham (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K filed March 19, 2001).
10	.9.3	Second Amendment to Employment Agreement by and between Amedisys, Inc. and Larry Graham (incorporated by reference to Exhibit 10.9.3 to the Registration Statement on Form S-3, No. 333-118352, filed by the Registrant on August 18, 2004).
10	.10.1	Employment Agreement between Amedisys Inc. and Gregory H. Browne (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed August 14, 2002).
10	.10.2	Amendment to Employment Agreement between Amedisys Inc. and Gregory H. Browne (incorporated by reference to Exhibit 10.10.2 to the Registration Statement on Form S-3, No. 333-118352, filed by the Registrant on August 18, 2004).
10.14		Director’s Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Registrant’s Quarterly Report on Form 10-Q filed May 14, 2001).
10.15		Modification Agreement by and between CareSouth Home Health Services, Inc. and Amedisys, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed November 14, 2001).
10.16		Software License Agreement by and between CareSouth Home Health Services, Inc. and Amedisys, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed November 14, 2001).
21.1		List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form S-3, No. 333-118352, filed by the Registrant on August 18, 2004).

Exhibit
No.	Description

23.1	Consent of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. (included in Exhibit 5.0).
23.2	Consent of KPMG LLP
23.3	Consent of KPMG LLP
23.4	Consent of KPMG LLP
24	Power of Attorney. (See signature page.)

*	Incorporated by reference to Amedisys, Inc. Current Report on Form 8-K filed December 10, 2003.